UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 9)*

                      America Online Latin America, Inc.
                  ------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                      ---------------------------------
                        (Title of Class of Securities)

                                   02365B100
                           -----------------------
                                (CUSIP Number)

                            Alfredo Egydio Setubal

                                Banco Itau S.A.

                         Rua Boa Vista, 185-8(0) andar

                       01014-913 - Sao Paulo-SP, Brazil

                                55-11-3247-5633

                                   Copy to:

                                Paul T. Schnell

                    Skadden, Arps, Slate Meagher & Flom LLP

                               Four Times Square

                              New York, NY 10036

                                (212) 735-3000
                     -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 14, 2002
                           ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                 SCHEDULE 13D

         This Amendment No. 9 amends and restates Amendment No. 8 filed on December 24, 2002, which amended and supplemented Item 4 of the Schedule 13D originally filed on August 22, 2000, by Banco Itau S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa-Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal ("Mr. Setubal"), Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (as amended, the "Schedule 13D"). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D, as amended and supplemented through Amendment No. 8, shall remain unchanged.

ITEM 4.    PURPOSE OF TRANSACTION.

         As previously disclosed, in June 2000, Itau entered into a ten-year strategic interactive services and marketing agreement, or SMA, with America Online Latin America, Inc. ("AOLA" or "AOL Latin America"), a provider of interactive services in Latin America, and its subsidiary America Online Brasil Ltda. ("AOLB" or "AOL Brazil"). Under the SMA, Itau and AOL Latin America agreed to create a co-branded, customized version of AOL Latin America's America Online Brazil service that Itau would market to its customers. This co-branded service was launched in December 2000.

         Itau entered into a memorandum of agreement, or the MOA, dated as of December 14, 2002, with AOL Latin America and AOL Brazil. The terms of the MOA amend and supersede the provisions of the SMA to the extent set forth in the MOA, and to the extent that the terms of the MOA conflict with the terms of the SMA.

         Under the MOA, the parties amended the SMA by, among other things:
(i) waiving any reference payments that may become due and payable by Itau with respect to the second anniversary of launching the co-branded service;
(ii) eliminating the SMA's verified member requirements; (iii) reducing the SMA's reference payment, termination fee, acceleration payment and pro rata reference payment amounts payable by Itau under the SMA; and (iv) restructuring Itau's existing marketing commitments. Under the MOA, Itau must pay a reference payment if a defined set of payments made by Itau and subscribers of the co-branded service does not meet a specified percentage of AOL Brazil's revenues. In addition, Itau must make specified payments if it does not fulfill certain of its marketing obligations under the MOA. In connection with the MOA, the maximum aggregate amount that Itau would be required to pay for failing to meet the revenue targets and failing to implement the marketing commitments has been reduced to approximately $60 million; provided, that, in circumstances requiring the payment of a termination fee, such fee is currently $70 million, which amount will be reduced on a daily basis, pursuant to calculations provided for in the MOA, beginning on March 25, 2003.

         The parties to the MOA agreed to negotiate in good faith, for a period of 90 days from the date of execution of the MOA, or such longer period as they may mutually agree, to amend and restate the SMA to incorporate the terms and conditions contained in the MOA and to incorporate any other amendments on which the parties may agree. However, any failure or inability to reach an agreement on any such amendment and restatement of the SMA will not affect in any way the validity, enforceability or binding nature of the obligations contained in the MOA or the fact that the MOA supersedes the SMA to the extent that the terms of the MOA and the SMA are inconsistent.

         The foregoing summary of certain provisions of the MOA is not intended to be complete and is qualified in its entirety by the complete text of such document, which is included as Exhibit 15 to this Schedule 13D and is incorporated herein by reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             BANCO ITAU, S.A.

                             By:      /s/ Roberto Egydio Setubal
                                      -------------------------------------
                             Name:    Roberto Egydio Setubal
                             Title:   President and Chief Executive Officer

                             By:      *________________________

                             Name:    Henri Penchas

                             Title:   Senior Vice-President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             ITAU BANK, LTD.

                             By:      /s/ Roberto Egydio Setubal
                                      -------------------------------------
                             Name:    Roberto Egydio Setubal

                             Title:   Director

                             By:      *________________________

                             Name:    Henri Penchas

                             Title:   Director

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             ITAUSA - INVESTIMENTOS Itau, S.A.

                             By:      *________________________

                             Name:    Olavo Egydio Setubal

                             Title:   President

                             By:      *________________________

                             Name:    Henri Penchas

                             Title:   Executive Director

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             COMPANHIA ESA

                             By:      *________________________

                             Name:    Olavo Egydio Setubal

                             Title:   President

                             By:      *________________________
                             Name:    Maria de Lourdes Egydio Villela
                             Title:   Vice-President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      /s/ Roberto Egydio Setubal
                                      -------------------------------------
                             Name:    Roberto Egydio Setubal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Olavo Egydio Setubal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *__________________________
                             Name:    Maria de Lourdes Egydio Villela

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *_____________________________
                             Name:    Alfredo Egydio Arruda Villela Filho

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *_____________________________
                             Name:    Ana Lucia de Mattos Barretto Villela

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *__________________________
                             Name:    Maria de Lourdes Arruda Villela

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Ricardo Villela Marino

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Rodolfo Villela Marino

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Alfredo Egydio Setubal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Jose Luiz Egydio Setubal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Maria Alice Setubal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Olavo Egydio Setubal Junior

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Paulo Setubal Neto

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             December 31, 2002

                             By:      *________________________
                             Name:    Ricardo Egydio Setubal

*By:     /s/ Roberto Egydio Setubal
         ---------------------------
         Roberto Egydio Setubal, pursuant to a power of attorney,
         dated April 12, 2001, included in
         Amendment No. 3 to the Schedule 13D
         filed with the SEC on April  12, 2001.

                                 EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, incorporated by reference to Exhibit 1 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof, incorporated by reference to
Exhibit 3 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to
Exhibit 5 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to
Exhibit 6 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau S.A. and UBS AG (the "UBS Repurchase Agreements"), incorporated by reference to Exhibit 7 to the
Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 8. Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase Agreements").

Exhibit 9. Stock Purchase Agreement, dated as of March 30, 2001, among Banco Itau S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to
Exhibit 9 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 10. Amended and Restated Registration Rights and Stockholders Agreement, dated as of March 30, 2001, among Banco Itau S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to Exhibit 10 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 11. Confirmation between Banco Itau S.A. and UBS AG - London Branch, incorporated by reference to Exhibit 11 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 12. Confirmation between Banco Itau S.A. and UBS AG - London Branch, incorporated by reference to Exhibit 12 to the Schedule 13D, filed with the Securities and Exchange Commission on October 11, 2001.*

Exhibit 13. Confirmation between Itau Bank, Ltd. and Goldman Sachs International, incorporated by reference to Exhibit 13 to the Schedule 13D, filed with the Securities and Exchange Commission on October 11, 2001.*

Exhibit 14. Voting Agreement, by and among Banco Itau S.A., Banco Itau S.A. - Cayman Branch, Itau Bank, Ltd. and AOL Time Warner, Inc., dated as of March 8, 2002 incorporated by reference to Exhibit 14 to the Schedule 13D, filed with the Securities and Exchange Commission on March 21, 2002.

Exhibit 15. Memorandum of Agreement by and among America Online Latin America, Inc., AOL Brasil Ltda. and Banco Itau S.A., dated as of December 14, 2002.*


--------
* Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.